SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Aprea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03836J102

(CUSIP Number)

HealthCap VII, L.P.

Represented by its general partner

HealthCap VII GP S.A.

18 Avenue d’Ouchy

Lausanne, V8 CH -1006

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Aprea Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 535 Boylston Street, Boston, MA 02116.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	HealthCap VII, L.P., a Delaware limited partnership (the “Fund”); and

ii.	HealthCap VII GP S.A., a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.

The principal business address of each Reporting Person is c/o HealthCap VII GP S.A., 18 Avenue d’Ouchy, Lausanne, Switzerland CH-1006. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investors focused on the health care sector.

During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or the Managers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

The Fund acquired the shares of Common Stock for investment purposes. Dr. Johan Christenson is a director of the Issuer and an employee of HealthCap VII Advisor AB.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 19,876,532 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on October 4, 2019.

The Fund directly holds 2,366,104 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund. Fabrice Bernhard serves as an executive officer of the General Partner and each of Dag Richter, Daniel Schafer, and Frans Wuite (together with Mr. Bernhard, the “Managers”) serves as a director of the General Partner.

(c) On October 7, 2019, the Fund purchased 266,667 shares of Common Stock in connection with the Issuer’s initial public offering. The purchase price was $15 per share. Also on October 7, 2019 each share of the Issuer’s preferred stock held by the Fund was automatically converted into the Issuer’s Common Stock on a one-for-one basis upon the closing of the Issuer’s initial public offering, resulting in the Fund receiving 2,099,437 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration rights

On September 20, 2019, the Fund entered into registration rights agreement with the Issuer an amended and restated investors’ rights agreement with the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement provides for certain rights relating to the registration of certain shares of Common Stock held by the Fund and certain other holders (the “Registrable Securities”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Fund entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC., as representatives of the several underwriters. Pursuant to the terms of the Lock-Up Agreement, the Fund has agreed, with certain exceptions, for a period of 180 days not to

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for the Issuer’s common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities; or

•

make any demand for or exercise any right with respect to the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or exchangeable for the Issuer’s common stock.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Registration Rights Agreement among the Issuer and certain of its stockholders, dated September 20, 2019 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form S-1 filed on September 25, 2019).

Exhibit 3	Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 filed on September 23, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2019

HEALTHCAP VII L.P.

By its general partner HealthCap VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager

HEALTHCAP VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager